Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Mylan Inc.

(Commission File No: 1-9114)

On July 14, 2014, the following message from Miles D. White, the Chairman of the Board and Chief Executive Officer of Abbott Laboratories (“Abbott”), was sent by electronic mail to employees of Abbott and its subsidiaries.

Subject:  Evolving in Branded Generics Pharmaceuticals

Dear Colleague,

As you’ve seen through recent announcements, we’re taking significant actions to position our branded generics pharmaceuticals business, EPD, for future success.  In recent weeks we agreed to acquire CFR Pharmaceuticals, greatly expanding our presence in Latin America, and Veropharm, similarly strengthening our business in Russia.   Today we take the next big step in this process with our announced sale of the developed markets operations of EPD to Mylan.  Full details are in our press release.

EPD currently has two very different sides, one serving developed markets (such as Europe, Canada and Japan), the other serving emerging markets (such as India, Russia and Latin America).  The developed markets business requires some capabilities we don’t currently have in those countries. Our agreement with Mylan will strengthen both businesses — and quickly.  For the developed markets, Mylan has the type of scale across distribution channels that we’ve been working to build.  As for our emerging markets business, it now becomes the entirety of EPD, enabling the division to specialize, grow our expertise, and take targeted strategic actions to build our position and leadership around the world.  This creates greater opportunity for both our employees joining Mylan and those remaining with Abbott, as both businesses will become stronger competitors in their areas of focus.

The most important thing to understand here, for Abbott, is that branded generics remain a critical part of our corporate strategy, as underscored by our recent acquisition agreements.  Today’s action is a step forward in our strategy and focus for this business.  It emphasizes our strengths and improves our growth potential.

I want to thank our colleagues in the developed markets branded generics business for their dedication to Abbott and for all the fine work they’ve done.  Decisions like this are difficult to make. However, the logic of this decision for both halves of our branded generics business is compelling. As we saw with our separation of proprietary pharmaceuticals into AbbVie, creating two businesses with sharper focus on consistent models is a successful strategy.  We’re confident it will again lead to two stronger businesses, better able to compete in their respective markets.

Best regards,

For Immediate Release

Abbott to Sell its Developed Markets Branded Generics Pharmaceuticals Business to Mylan

Abbott will retain its branded generics pharmaceuticals business in emerging markets

Transaction expected to positively impact Abbott’s sales and ongoing earnings-per-share growth rates

ABBOTT PARK, Ill., July 14, 2014 — Abbott announced today that it will sell its developed markets branded generics pharmaceuticals business to Mylan for equity ownership of a newly formed entity that will combine Mylan’s existing business and Abbott’s developed markets pharmaceuticals business, and will be a publicly traded company. This represents a value of approximately $5.3 billion based on Mylan’s closing stock price on Friday. The developed markets portion of this business generated approximately $2 billion in sales in 2013. Abbott will retain its branded generics pharmaceuticals business and products in emerging markets. Abbott also retains its other businesses and products in developed markets.

“This transaction provides Abbott with additional strategic flexibility as we continue to actively manage and shape our portfolio, reflecting our commitment to long-term, durable growth,” said Miles D. White, chairman and chief executive officer, Abbott. “Our branded generics pharmaceuticals business will focus on emerging markets, where demographic changes and increasing access to healthcare are expected to drive sustainable growth.”

Abbott’s Branded Generics Pharmaceuticals Business

Following the closing of the transaction, Abbott’s branded generics pharmaceuticals business will focus in emerging geographies where demographics and growing healthcare systems are combining to create an increased rate of patient access to healthcare and where the majority of healthcare products are paid for by the consumer. The branded generics business that will remain with Abbott generated 2013 sales of $2.9 billion and is expected to have a sales growth rate in the upper-single to double digits.

Transaction Details and Financial Terms

Under the terms of the agreement, Abbott will sell its developed markets branded generics pharmaceuticals business to Mylan for 105 million shares or approximately 21 percent, on a fully diluted basis, of a newly formed entity that will combine Mylan’s existing business and Abbott’s developed markets pharmaceuticals business, and will be a publicly traded company.

The business to be sold operates in Europe, Japan, Canada, Australia and New Zealand and includes approximately 3,800 employees. It includes a broad portfolio of medicines, as well as manufacturing facilities in France and Japan. Abbott will retain its product portfolio and manufacturing facilities in other geographies as well as its manufacturing facilities in the Netherlands, Germany and Canada.

Following the transaction, which is expected to close in the first quarter of 2015, Abbott expects that its sales growth rate will be 100 basis points higher, and the growth rate of its ongoing net income will be in excess of 200 basis points higher. The ongoing net income associated with Abbott’s developed markets pharmaceuticals business is expected to be approximately $0.22 per share in 2015. Accordingly, Abbott’s ongoing earnings per share from continuing operations is expected to be lower following the close of this transaction by this amount.

Abbott does not expect to be a long-term shareholder in Mylan and plans ultimately to redeploy the net proceeds from this transaction to opportunities that would be accretive to earnings over time.

In May, Abbott announced the acquisition of the Latin American pharmaceutical company CFR Pharmaceuticals, which is expected to be approximately $0.07 accretive to Abbott’s ongoing earnings per share in 2015.

Abbott expects to report its developed markets branded generics pharmaceuticals business as Discontinued Operations beginning in the third quarter 2014.

Morgan Stanley advised Abbott on the transaction.

Abbott Conference Call

Abbott will conduct a special conference call today at 8:30 a.m. Central time (9:30 a.m. Eastern time) to provide an overview of the transaction. A live webcast will be accessible through Abbott’s Investor Relations web site at www.abbott.com/investors.html.

About Abbott

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading,

science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 69,000 people.

Visit Abbott at www.abbott.com, and connect with us on Twitter at @AbbottNews.

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction, and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers. No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law.

Additional Information and Where to Find it In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the Transaction. The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S

DEVELOPED MARKETS PHARMACEUTICALS BUSINESS, MYLAN AND THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement, when they become available, may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014, in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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